02019600

AB

VF 3-13-02AA

ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-01
Expires: September 30, 19	
Estimated average burden	
hours per response . . . 12	

Vf → [redacted]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 1 2002

SEC FILE NUMBE
8- 32465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Whitestone Securities Inc.

PROCESSED MAR 2 2 2002 P THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Joy Drive
(No. and Street)

New Hyde Park (City) New York (State) 11040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pappas (516) 365-0280
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanossian, Sardis & Co., LLP
(Name — if individual, state last, first, middle name)

700 White Plains Road (Address) Scarsdale (City) New York (State) 10583 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/21/02

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Pappas [redacted] (or affirm) that, to the best of my knowledge and belief the accompanying financial statement an[redacted]ertaining to the firm of Whitestone Securities Inc. [redacted] as of December 31 ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF New York
County of Queens
12th February 2002

Marion Perrone
Notary Public

Anthony Pappas
Signature

President
Title

MARION PERRONE
Notary Public, State of New York
No. 41—4757881
Qualified in Queens County
Commission Expires Dec 31, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITESTONE SECURITIES, INC.
SEC I.D. No. 8-32465

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL STRUCTURE

Filed Pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

SANOSSIAN, SARDIS & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

700 WHITE PLAINS ROAD
SCARSDALE, NEW YORK 10583-5063
(914) 725-9800 • FAX (914) 725-9858

GEORGE O. SANOSSIAN
* JACK N. SARDIS

* ALSO LICENSED IN NJ

To the Board of Directors and Stockholder
Whitestone Securities, Inc.
New Hyde Park, New York

We have audited the accompanying statement of financial condition of Whitestone securities, Inc. (the Company) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting g principles used and significant estimates made by the management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Whitestone Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

February 22, 2002

Sanossian, Sardis & Co., LLP

Filed Pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934

WHITESTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Assets

Current assets:	
Cash and cash equivalent	$ 109,526
Marketable securities	303,811
Marketable securities-private placement	32,800
Commissions receivable	4,829
Prepaid income taxes	1,940
Total current assets	452,906
Property and equipment:	
Furniture	955
Computer	3,237
	4,192
Less : accumulated depreciation	(4,192)
Property and equipment, net	-0-
Total assets	$ 452,906

See auditors' report and notes to financial statements.

Liabilities and stockholder's equity

Current liabilities:	
Accounts payable and accrued expenses	$ 1,589
Income taxes payable	155
Deferred income taxes	41,069
Total liabilities	42,813
Stockholder's equity:	
Common stock	1,000
Additional paid-in capital	121,571
Retained earnings	287,522
Total stockholder's equity	410,093
Total liabilities and stockholder's equity	$452,906

See auditors' report and notes to financial statements.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Whitestone Securities, Inc.
New Hyde Park, New York

In planning and performing our audit of the financial statements of Whitestone Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss with unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements to conformity with generally accepted accounting principles. Rule a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would by material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company' practices and procedures were adequate at December 31, 2001 to meet the commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 22, 2002

Sanossian, Sardis & Co., LLP